Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC ANNOUNCES THAT THE FDA HAS
APPROVED EXABLATE SYSTEM FOR TREATMENT IN THE USA

Tel Aviv, Israel, October 7, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it was informed by InSightec’s Ltd. ("InSightec"), that the United States Food and Drug Administration (FDA) has approved InSightec next generation Exablate system to treat symptomatic uterine fibroids and changed the labeling to allow consideration for women who desire to maintain fertility. The updated labeling specifies that ablation of uterine fibroid tissue can now be considered for women with symptomatic uterine fibroids, who desire to retain fertility and spare their uterus.

InSightec estimates that such change in labeling provides younger women suffering from symptomatic fibroids access to a new, non-invasive treatment option that is safe, effective and keeps their uterus intact without compromising their existing ability to get pregnant. The approval is based on accumulated, documented clinical data on 118 patients’ pregnancies post Exablate MRgFUS treatments.

FDA approval of INSIGHTEC’s next generation Exablate system offers treating physicians a more advanced technology.

The Company holds approximately 82.7% of the share capital of Elbit Medical Technologies Ltd. ("Elbit Medical") (TASE: EMTC-M) (on a fully diluted basis) which, in turn, holds approximately 29.6% of the share capital in InSightec (on a fully diluted basis).

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

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Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com